
equinor

Third quarter 2019
Financial statements and review

Equinor third quarter 2019 results

Equinor reports adjusted earnings of USD 2.59 billion and USD 1.08 billion after tax in the third quarter of 2019. IFRS net operating income was negative USD 0.47 billion and the IFRS net income was negative USD 1.11 billion, following net impairments of USD 2.79 billion mainly due to more cautious price assumptions.

- Financial results impacted by lower prices and deferral of gas production to capture higher value
- High activity level with five new projects on stream since second quarter
- Strong progress in building industrial scale within renewable energy
- Clean-up operation at South Riding Point in the Bahamas following Hurricane Dorian
- Introduction of a USD 5 billion share buy-back programme over three years

"We maintain strong cost and capital discipline, but our results are impacted by lower commodity prices in the quarter. In addition, we have decided to use our flexibility to defer gas production to periods with higher expected prices. Based on our strong balance sheet and outlook for profitable growth, we have in the quarter demonstrated our commitment to capital distribution and are executing the first tranche of a 5-billion-dollar share buy-back programme." says Eldar Sætre, President and CEO of Equinor ASA.

"Since the beginning of third quarter, we have started production from Trestakk, Mariner, Snefrid Nord, Utgard, and Johan Sverdrup. At Johan Sverdrup, the field has already achieved a daily production above 200,000 barrels. The five new fields are expected to deliver on average more than 200,000 high value barrels per day net to Equinor in 2020. We are developing a portfolio of profitable projects with low CO2 emissions, and we are on track to deliver strong production growth in 2020 and a 3% average annual production growth from 2019 to 2025" says Sætre.

"The last few months have been a game-changer for our offshore wind business. Together with SSE, we were the winning bidder with three projects at Dogger Bank in the UK, making it the largest offshore wind farm development in the world. In addition, we won the opportunity to develop Empire Wind offshore New York, delivered development plans for Hywind Tampen and realised significant value from the farm-down in the Arkona wind farm offshore Germany" says Sætre.

Adjusted earnings [5] were USD 2.59 billion in the third quarter, down from USD 4.84 billion in the same period in 2018. Adjusted earnings after tax [5] were USD 1.08 billion, down from USD 1.99 billion in the same period last year. Lower prices for both liquids and gas impacted the earnings for the quarter.

Underlying operating costs and administrative expenses are stable from the same period last year. The Marketing, Midstream and Processing segment has delivered strong trading results. Invoiced European gas prices were more than 50% higher than average spot prices, based on realised gains from the longer dated gas sales contracts.

IFRS net operating income was negative USD 0.47 billion in the third quarter, down from USD 4.60 billion in the same period of 2018. IFRS net income was negative USD 1.11 billion in the third quarter, down from positive USD 1.67 billion in the third quarter of 2018. Net operating income was impacted by net impairment charges of USD 2.79 billion, of which USD 2.24 billion relates to unconventional onshore assets in North America, mainly as a result of more cautious price assumptions.

Equinor delivered total equity production of 1,909 mboe per day in the third quarter, down 8% from the same period in 2018. The flexibility in the gas fields is used to delay production to periods with higher expected gas prices. High turnaround activity also impacted the production. Successful start-ups and ramp-up of new fields as well as new well capacity partly offset the reduction in production. The Johan Sverdrup field was put in production 5 October and currently five wells are producing. All eight pre-drilled wells are expected to be put in production by the end of November, giving a production capacity well above 300.000 barrels per day. The field is expected to reach plateau during summer 2020.

As of the end of third quarter 2019, Equinor has completed 32 exploration wells with 14 commercial discoveries. Adjusted exploration expenses [5] in the quarter were USD 0.26 billion, compared to USD 0.24 billion in the same quarter of 2018, with more wells drilled and completed.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 16.60 billion for the first nine months of 2019 compared to USD 20.43 billion in the same period of 2018. Organic capital expenditure [5] was USD 7.38 billion for the first nine months of 2019. At quarter end, net debt to capital employed[1] was 22.5%, also impacted by currency effects and the impairments in the quarter. Following the implementation of IFRS 16, net debt to capital employed[1] was 28.4%.

The board of directors has decided on a dividend of USD 0.26 per share for the third quarter. In the third quarter Equinor launched a share buy-back programme of up to USD 5 billion over a period until the end of 2022. In the first tranche shares will be purchased for up to USD 500 million in the market, and by the end of the third quarter shares for USD 91 million have been settled and paid.

The twelve-month average Serious Incident Frequency (SIF) was 0.6 for the twelve months ended 30 September 2019, compared to 0.5 for the same period a year ago. In the aftermath of Hurricane Dorian, Equinor has mobilised significant resources to safeguard people and the environment, and to clean up the spills at and around the South Riding Point terminal in the Bahamas.

	Quarters		Change		First nine months		
Q3 2019	**Q2 2019**	**Q3 2018**	**Q3 on Q3**	**(in USD million, unless stated otherwise)**	**2019**	**2018**	**Change**
(469)	3,521	4,597	N/A	Net operating income/(loss)	**7,783**	13,392	(42%)
2,593	3,153	4,843	(46%)	Adjusted earnings [5]	**9,934**	13,571	(27%)
(1,107)	1,476	1,666	N/A	Net income/(loss)	**2,081**	4,171	(50%)
1,077	1,126	1,988	(46%)	Adjusted earnings after tax [5]	**3,739**	5,156	(27%)
1,909	2,012	2,066	(8%)	Total equity liquids and gas production (mboe per day) [4]	**2,032**	2,091	(3%)
52.5	59.3	67.6	(22%)	Group average liquids price (USD/bbl) [1]	**55.8**	64.6	(14%)

GROUP REVIEW

Third quarter 2019

Total equity liquids and gas production [4] was 1,909 mboe per day in the third quarter of 2019, down 8% compared to 2,066 mboe per day in the third quarter of 2018 mainly due to expected natural decline and reduced flexible gas production due to lower prices. The decrease was partially offset by new fields on the NCS and in the E&P International reporting segment including new wells in the US onshore.

Total entitlement liquids and gas production [3] was 1,745 mboe per day in the third quarter of 2019, down 8% compared to 1,895 mboe per day in the third quarter of 2018. In addition to the factors mentioned above, production was negatively affected by higher US royalty volumes due to increased production [4], partially offset by lower effects from production sharing agreements (PSA) [4]. The net effect of PSA and US royalties was 164 mboe per day in total in the third quarter of 2019 compared to 171 mboe per day in the third quarter of 2018.

	Quarters		Change	Condensed income statement under IFRS	First nine months		
Q3 2019	**Q2 2019**	**Q3 2018**	**Q3 on Q3**	**(unaudited, in USD million)**	**2019**	**2018**	**Change**
15,610	17,096	19,136	(18%)	Total revenues and other income	**49,189**	57,155	(14%)
(7,667)	(8,606)	(9,486)	(19%)	Purchases [net of inventory variation]	**(22,928)**	(28,695)	(20%)
(2,922)	(2,502)	(2,493)	17%	Operating and administrative expenses	**(8,063)**	(7,586)	6%
(4,619)	(2,233)	(2,321)	99%	Depreciation, amortisation and net impairment losses	**(9,039)**	(6,519)	39%
(871)	(235)	(239)	>100%	Exploration expenses	**(1,374)**	(963)	43%
(469)	3,521	4,597	N/A	Net operating income/(loss)	**7,783**	13,392	(42%)
(1,107)	1,476	1,666	N/A	Net income/(loss)	**2,081**	4,171	(50%)

[1] This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.

Net operating income was negative USD 469 million in the third quarter of 2019, compared to positive USD 4,597 million in the third quarter of 2018. The decrease was primarily due to lower average prices and lower volumes for both liquids and gas in addition to higher depreciation, amortisation and net impairment losses and exploration expenses, mainly related to impairments of unconventional onshore assets in North America. Higher provisions in the MMP reporting segment contributed to the decrease, partially offset by gain from sale of assets in the E&P Norway reporting segment.

In the third quarter of 2019, net operating income was negatively impacted mainly by net impairments of USD 2,794 million, provisions of USD 560 million and changes in fair value of derivatives and inventory hedge contracts of USD 444 million and positively affected by gain from sale of assets of USD 849 million.

In the third quarter of 2018, net operating income was negatively impacted mainly by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 450 million and positively affected by net reversal of impairments of USD 89 million.

	Quarters		Change	Adjusted earnings	First nine months		
Q3 2019	Q2 2019	Q3 2018	Q3 on Q3	(in USD million)	2019	2018	Change
15,352	16,875	19,481	(21%)	Adjusted total revenues and other income	**47,999**	57,577	(17%)
(7,642)	(8,791)	(9,516)	(20%)	Adjusted purchases [6]	**(22,977)**	(28,703)	(20%)
(2,421)	(2,462)	(2,471)	(2%)	Adjusted operating and administrative expenses	**(7,354)**	(7,468)	(2%)
(2,432)	(2,233)	(2,410)	1%	Adjusted depreciation, amortisation and net impairment losses	**(6,969)**	(7,124)	(2%)
(263)	(235)	(239)	10%	Adjusted exploration expenses	**(766)**	(712)	8%
2,593	3,153	4,843	(46%)	Adjusted earnings [5]	**9,934**	13,571	(27%)
1,077	1,126	1,988	(46%)	Adjusted earnings after tax [5]	**3,739**	5,156	(27%)

Adjusted total revenues and other income were USD 15,352 million in the third quarter of 2019 compared to USD 19,481 million in the third quarter of 2018. Lower average prices for liquids and gas in addition to liquids and gas volumes negatively affected Adjusted total revenues and other income as well as Adjusted purchases [6].

Adjusted operating and administrative expenses were USD 2,421 million in the third quarter of 2019, compared to USD 2,471 million in the third quarter of 2018. The 2% decrease was mainly related to the implementation of IFRS 16[2], the NOK/USD currency exchange rate development in addition to decreased royalties and production fees due to lower production and prices. The decrease was partially offset by increased transportation costs and operation and maintenance costs.

Adjusted depreciation, amortisation and net impairment losses were USD 2,432 million in the third quarter of 2019, compared to USD 2,410 million in the third quarter of 2018. The minor increase was mainly due to ramp-up of new fields, increased investment mainly related to North America and the implementation of IFRS 16[2] offset by higher proved reserves estimates, net decrease in production and the NOK/USD exchange rate development.

Adjusted exploration expenses were USD 263 million in the third quarter of 2019, an increase of USD 24 million compared to the third quarter of 2018. Higher drilling and field development costs were offset by a higher portion of exploration expenditures being capitalised and lower seismic costs. For more information, see table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[3] of USD 3,062 million to net operating income, **Adjusted earnings** [5] were USD 2,593 million in the third quarter of 2019, a 46% reduction from USD 4,843 million in the third quarter of 2018.

Adjusted earnings after tax [5] were USD 1,077 million in the third quarter of 2019, which reflects an effective tax rate on adjusted earnings of 58.5%, compared to 59.0% in the third quarter of 2018.

Cash flows provided by operating activities decreased by USD 1,237 million compared to the third quarter of 2018. The decrease was mainly due to lower liquids and gas prices, partially offset by a change in working capital and decreased tax payments.

[2] See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements.
[3] For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Cash flows used in investing activities decreased by USD 5,410 million compared to the third quarter of 2018. The decrease was mainly due to decreased financial investments, increased proceeds from sale of assets and lower capital expenditures, partially offset by increased cash flow used for business combinations.

Cash flows used in financing activities increased by USD 1,248 million compared to the third quarter of 2018. The increase was mainly due to no new finance debt in the quarter and lease payments being reclassified to financing cash flow following the IFRS 16[4] implementation, partially offset by reduced payment of short-term debt.

Total cash flows increased by USD 2,925 million compared to the third quarter of 2018.

Free cash flow [5] in the third quarter of 2019 was negative USD 672 million compared to USD 1,637 million in the third quarter of 2018. The decrease was mainly due to lower liquids and gas prices and increased cash flow used for business combinations, partially offset by increased proceeds from sale of assets and lease payments being reclassified to financing cash flow following the IFRS 16[4] implementation.

First nine months 2019

Net operating income was USD 7,783 million in the first nine months of 2019 compared to USD 13,392 million in the first nine months of 2018. The 42% decrease was primarily driven by lower liquids and gas prices and liquids volumes. Higher net impairments mainly related to unconventional onshore assets in North America and increased provisions in the MMP reporting segment contributed to the decrease. The decrease was partially offset by net gain of sale of assets mainly related to the E&P Norway reporting segment in the first nine months of 2019.

In the first nine months of 2019, net operating income was negatively affected mainly by net impairments of USD 2,678 million, provisions of USD 557 million and positively impacted by net gain of sale of assets of USD 999 million, changes in the fair value of derivatives and inventory hedge contracts of USD 267 million.

In the first nine months of 2018, net operating income was positively impacted mainly by net impairment reversals of USD 353 million and an implementation effect of USD 287 million related to a change in accounting policy for lifting imbalances. In addition, net operating income was negatively impacted by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 817 million.

Adjusted total revenues and other income were USD 47,999 million in the first nine months of 2019 compared to USD 57,577 million in the first nine months of 2018. Lower average prices and volumes for liquids and gas negatively affected Adjusted total revenues and other income, as well as Adjusted purchases [6].

Adjusted operating and administrative expenses were USD 7,354 million in the first nine months of 2019, a decrease of USD 114 million compared to the first nine months of 2018. The decrease was primarily due to the implementation of IFRS 16[4] and the NOK/USD exchange rate development, partially offset by increased transportation costs mainly related to liquids, portfolio changes in the E&P International reporting segment and higher operation and maintenance costs mainly related to new fields.

Adjusted depreciation, amortisation and net impairment losses were USD 6,969 million in the first nine months of 2019, a decrease of USD 155 million compared to the first nine months of 2018. The decrease was mainly due to higher proved reserves estimates on several fields, no depreciation effect on one of the fields on the NCS and a net decrease in production, partially offset by increased investments in the E&P International segment, ramp-up of new fields and the implementation of IFRS 16[4].

Adjusted exploration expenses increased by USD 55 million to USD 767 million in the first nine months of 2019, primarily due to higher drilling and field development costs partially offset by a higher portion of exploration expenses being capitalised and lower seismic costs compared to the first nine months of 2018. For more information, see table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[5] of USD 2,150 million to net operating income, **Adjusted earnings** [5] were USD 9,934 million in the first nine months of 2019, down 27% from USD 13,571 million in the first nine months of 2018.

Adjusted earnings after tax [5] were USD 3,739 million in the first nine months of 2019, compared to USD 5,156 million in the first nine months of 2018. The effective tax rate on adjusted earnings was 62.4% in the first nine months of 2019, the same level as in the first nine months of 2018.

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[4] See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements.
[5] For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Cash flows provided by operating activities decreased by USD 3,519 million compared to the first nine months of 2018. The decrease was mainly due to lower liquids and gas prices and increased tax payments, partially offset by a change in working capital.

Cash flows used in investing activities decreased by USD 1,968 million compared to the first nine months of 2018. The decrease was mainly due to lower cash flow used for business combinations, lower capital expenditures and increased proceeds from sale of assets, partially offset by increased financial investments.

Cash flows used in financing activities decreased by USD 216 million compared to the first nine months of 2018. The decrease was mainly due to higher cash inflow from collateral related to derivatives and lower repayment of finance debt, partially offset by no new finance debt, lease payments being reclassified to financing cash flow following the IFRS 16[6] implementation and increased dividend paid.

Total cash flows decreased by USD 1,335 million compared to the first nine months of 2018.

Free cash flow [5] for the first nine months of 2019 was USD 338 million compared to USD 2,487 million in the first nine months of 2018. The decrease was mainly due to lower liquids and gas prices and increased dividend paid, partially offset by lower cash flow used for business combinations, lower capital expenditures, lease payments being reclassified to financing cash flow following the IFRS 16[6] implementation and increased proceeds from sale of assets.

OUTLOOK

- **Organic capital expenditures** [5] for 2019 are estimated at USD 10-11 billion
- Equinor intends to continue to mature its large portfolio of exploration assets and estimates a total **exploration activity** level of around USD 1.7 billion for 2019, excluding signature bonuses
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group
- For the period 2019 – 2025, **production growth** [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate)
- **Production** [7] for 2019 is estimated to be around the 2018 level
- **Scheduled maintenance activity** is estimated to reduce the quarterly production by approximately 30 mboe per day in the fourth quarter of 2019. In total, maintenance is estimated to reduce equity production by around 40 mboe per day for the full year of 2019

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity, activity level in the US onshore, as well as uncertainty around the closing of the announced transactions represent the most significant risks related to the foregoing production guidance. For further information, see section Forward-Looking Statements.

[6] See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements.

EXPLORATION & PRODUCTION NORWAY

Third quarter 2019 review

Average daily production of liquids and gas decreased by 14% to 1,067 mboe per day in the third quarter of 2019, compared to 1,235 mboe per day in the third quarter of 2018. The decrease was mainly due to reduced flexible gas production resulting from lower prices, and expected natural decline. This was partially offset by positive contributions from new fields.

Net operating income was USD 2,558 million in the third quarter of 2019 compared to USD 3,393 million in the third quarter of 2018. The decrease was mainly due to lower liquids prices, lower gas transfer price and decreased volumes.

In the third quarter of 2019, net operating income was positively impacted by gain on sale of assets of USD 840 million, partially offset by a negative impact of USD 25 million related to underlifted volumes.

Adjusted operating and administrative expenses increased mainly due to ramp-up of new fields and increased Gassled removal costs, partially offset by the NOK/USD exchange rate development. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to a net decrease in production. Adjusted exploration expenses increased mainly due to higher drilling costs, partially offset by a higher portion of exploration expenditure being capitalised this quarter.

After total adjustments of USD 823 million to net operating income, **Adjusted earnings** [5] were USD 1,735 million in the third quarter of 2019, a decrease of 49% from USD 3,393 million in the third quarter of 2018.

	Quarters		Change	Adjusted earnings	First nine months		
Q3 2019	**Q2 2019**	**Q3 2018**	**Q3 on Q3**	**(in USD million)**	**2019**	**2018**	**Change**
3,680	4,205	5,465	(33%)	Adjusted total revenues and other income	**13,007**	16,180	(20%)
(822)	(829)	(781)	5%	Adjusted operating and administrative expenses	**(2,422)**	(2,416)	0%
(981)	(945)	(1,196)	(18%)	Adjusted depreciation, amortisation and net impairment losses	**(2,945)**	(3,702)	(20%)
(142)	(79)	(94)	51%	Adjusted exploration expenses	**(335)**	(247)	36%
1,735	2,351	3,393	(49%)	Adjusted earnings [5]	**7,305**	9,815	(26%)

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First nine months 2019

Net operating income for Exploration & Production Norway was USD 8,155 million in the first nine months of 2019 compared to USD 10,670 million in the first nine months of 2018. The decrease was mainly due to lower liquids prices, decreased liquids volumes and lower gas transfer price partially offset by gain on sale of assets.

In the first nine months of 2019, net operating income was positively impacted by gain on sale of assets of USD 977 million, partially offset by a negative impact of USD 94 million from underlifted volumes in the period and an implementation effect of USD 42 million from a change in accounting policy for lifting imbalances. In the first nine months of 2018, net operating income was positively impacted by net impairment reversals of USD 596 million and the implementation effect of USD 216 million from a change in accounting policy for lifting imbalances.

Adjusted operating and administrative expenses increased mainly due to increased transportation costs and ramp-up of new fields offset by the NOK/USD exchange rate development. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to a net decrease in production, no depreciation effect for one of the fields, and higher proved reserves estimates, partially offset by ramp-up of new fields. Adjusted exploration expenses increased mainly due to higher drilling and field development costs.

After total adjustments of USD 850 million to net operating income, **Adjusted earnings** [5] were USD 7,305 million in the first nine months of 2019, a decrease of 26% from USD 9,815 million in the first nine months of 2018.

EXPLORATION & PRODUCTION INTERNATIONAL

Third quarter 2019 review

Average daily equity production of liquids and gas increased slightly to 842 mboe per day in the third quarter of 2019 compared to 832 mboe per day in the third quarter of 2018. The increase was primarily driven by start-up and ramp-up of new fields in offshore North America and UK, and new wells in the US onshore, partially offset by expected natural decline.

Average daily entitlement production of liquids and gas increased by 3% to 678 mboe per day in the third quarter of 2019 compared to 661 mboe per day in the third quarter of 2018. The increase was due to higher equity production, and lower effects from production sharing agreements (PSA) [4], partially offset by higher US royalty volumes [4]. The net effects from PSA and US royalties were 164 mboe per day in the third quarter of 2019 compared to 171 mboe per day in the third quarter of 2018.

Net operating income was negative USD 2,261 million in the third quarter of 2019 compared to positive USD 1,078 million in the third quarter of 2018. The negative development was primarily caused by impairments of unconventional onshore assets in North America, lower liquids and gas prices and higher depreciation expenses. Lower operating and administrative expenses and increased entitlement production partially offset the decrease.

In the third quarter of 2019, net operating income was negatively impacted by net impairment losses of USD 2,588 million, mainly related to unconventional assets in North America of USD 2,241 million. In the third quarter of 2018, net operating income was positively impacted by net impairment reversals of USD 89 million.

Adjusted operating and administrative expenses decreased mainly due to decreased royalties and production fees driven by lower prices and volumes. Adjusted depreciation, amortisation and net impairment losses increased mainly due to new fields in operation and higher investments, partially offset by higher proved reserves estimates. Adjusted exploration expenses decreased mainly due to a higher portion of exploration expenditure being capitalised this quarter and lower seismic costs, partially offset by higher drilling costs.

After total adjustments of USD 2,697 million to net operating income, **Adjusted earnings** [5] were USD 435 million in the third quarter of 2019, down from USD 994 million in the third quarter of 2018.

	Quarters		Change	Adjusted earnings	First nine months		
Q3 2019	Q2 2019	Q3 2018	Q3 on Q3	(in USD million)	2019	2018	Change
2,463	2,600	3,055	(19%)	Adjusted total revenues and other income	**7,745**	8,439	(8%)
15	14	11	37%	Adjusted purchases	**(9)**	8	>(100%)
(753)	(811)	(822)	(8%)	Adjusted operating and administrative expenses	**(2,369)**	(2,225)	6%
(1,169)	(998)	(1,105)	6%	Adjusted depreciation, amortisation and net impairment losses	**(3,185)**	(3,096)	3%
(121)	(156)	(145)	(17%)	Adjusted exploration expenses	**(431)**	(465)	(7%)
435	649	994	(56%)	Adjusted earnings [5]	**1,751**	2,661	(34%)

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First nine months 2019

Net operating income for E&P International was negative USD 860 million in the first nine months of 2019, compared to positive USD 2,345 million in the first nine months of 2018. The negative development was mainly due to net impairments in the first nine months of 2019. Lower liquids and gas prices, higher operating and administrative expenses and increased depreciation added to the decrease, partially offset by increased entitlement production.

In the first nine months of 2019, net operating income was negatively impacted by net impairment losses of USD 2,472 million mainly related to unconventional assets in North America, and an implementation effect of USD 81 million from a change in accounting policy for lifting imbalances. In the first nine months of 2018, net operating income was negatively impacted by net impairment losses of USD 399 million and positively impacted by an implementation effect of USD 71 million from a change in accounting policy for lifting imbalances.

Adjusted operating and administrative expenses increased primarily due to portfolio changes, and higher operation and maintenance activity and transportation expenses driven by volume growth. Adjusted depreciation, amortisation and net impairment losses increased due to higher investments, portfolio changes and new fields in operation, partially offset by higher proved reserves estimates. Adjusted exploration expenses decreased mainly due to a higher portion of exploration expenditure being capitalised and lower seismic costs, partially offset by higher drilling and field development costs.

After total adjustments of USD 2,610 million to net operating income, **Adjusted earnings** [5] were USD 1,751 million in the first nine months of 2019, down from USD 2,661 million in the first nine months of 2018.

MARKETING, MIDSTREAM & PROCESSING

Third quarter 2019 review

Natural gas sales volumes amounted to 12.5 billion standard cubic meters (bcm) in the third quarter of 2019, down 1.6 bcm compared to the third quarter of 2018. Of the total gas sales in the third quarter of 2019, entitlement gas was 11.2 bcm, down 1.7 bcm from the third quarter of 2018. The decrease was mainly due to a decrease in NCS entitlement volumes.

Liquids sales volumes amounted to 210.2 million barrels (mmbl) in the third quarter of 2019, up 6.1 mmbl compared to the third quarter of 2018 due to increased 3rd party purchases.

Average invoiced European natural gas sales price was 26% lower in the third quarter of 2019 compared to the third quarter of 2018. **Average invoiced North American piped gas sales price** decreased by 23% in the same period due to decreased Henry Hub price.

Net operating income was negative USD 757 million in the third quarter of 2019 compared to positive USD 157 million in the third quarter of 2018. The decrease was mainly due to increased operating and administrative expenses related to increased provisions and impairments related to damage to the South Riding Point oil terminal in the Bahamas, in addition to onerous contract provisions in North America. Improved liquids trading results partially offset the decrease.

In the third quarter of 2019, net operating income was negatively impacted mainly by provisions totalling USD 514 million, derivatives loss and periodisation of inventory hedging effects of USD 453 million and impairments of USD 206 million. In the third quarter of 2018, net operating income was negatively impacted by unrealised derivatives loss and periodisation of inventory hedging effect totalling USD 446 million and positively impacted by a gain from divestment of shares of USD 105 million.

Adjusted purchases [6] decreased mainly due to lower volumes and lower prices for all products. Adjusted operating and administrative expenses increased mainly due to increased transportation costs for liquids. Adjusted depreciation, amortisation and net impairment losses increased mainly due to correction of the depreciation period of an infrastructure asset.

After total adjustments of USD 1,205 million to net operating income, Adjusted earnings [5] were USD 448 million in the third quarter of 2019, compared to USD 481 million in the third quarter of 2018. The decrease was mainly due to lower results on gas sales margins and processing margins.

	Quarters		Change	Adjusted earnings	First nine months		
Q3 2019	Q2 2019	Q3 2018	Q3 on Q3	(in USD million)	2019	2018	Change
14,641	16,449	19,058	(23%)	Adjusted total revenues and other income	**46,223**	56,238	(18%)
(13,016)	(15,052)	(17,467)	(25%)	Adjusted purchases [6]	**(41,666)**	(51,619)	(19%)
(1,072)	(1,087)	(1,018)	5%	Adjusted operating and administrative expenses	**(3,242)**	(3,109)	4%
(105)	(100)	(92)	14%	Adjusted depreciation, amortisation and net impairment losses	**(298)**	(273)	9%
448	210	481	(7%)	Adjusted earnings [5]	**1,017**	1,237	(18%)

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First nine months 2019

Net operating income for MMP was USD 644 million in the first nine months of 2019 compared to USD 651 million in the first nine months of 2018. The decrease was mainly due to increased operating and administrative expenses related to increased provisions and impairments related to damage to the South Riding Point oil terminal in the Bahamas, in addition to onerous contract provisions in North America. The decrease was partially offset by the effects of unrealised derivative gains and periodisation of inventory hedging.

In the first nine months of 2019, net operating income was negatively impacted by provisions totalling USD 510 million and impairments of USD 206 million, partially offset by unrealised derivative gains and periodisation of inventory hedging effects totalling USD 258 million. In the first nine months of 2018, net operating income was impacted by unrealised derivative gains and periodisation of inventory hedging effects totalling USD 869 million in addition to an impairment reversal of USD 155 million.

Adjusted total revenues and other income and Adjusted purchases decreased, primarily driven by lower prices for all products, as well as lower volumes for liquids. Adjusted operating and administrative expenses increased mainly due to increased transportation costs. Adjusted depreciation, amortisation and net impairment losses increased mainly due to a correction of the depreciation period of an infrastructure asset in addition to depreciation of assets starting production in the first nine months of 2019.

After total net adjustments of USD 374 million, **Adjusted earnings** [5] were USD 1,017 million in the first nine months of 2019, a decrease of 18% from USD 1,237 million in the first nine months of 2018. The decrease was mainly due to lower results from European and US gas, in addition to lower LNG sales and reduced processing margins, partially offset by improved liquids trading results.

CONDENSED INTERIM FINANCIAL STATEMENTS

Third quarter 2019

CONSOLIDATED STATEMENT OF INCOME

Q3 2019	Quarters Q2 2019	Q3 2018	(unaudited, in USD million)	Note	First nine months 2019	2018	Full year 2018*
14,704	16,898	18,989	Revenues	2	48,011	56,834	78,555
46	39	42	Net income/(loss) from equity accounted investments		149	156	291
860	160	105	Other income	3	1,028	166	746
15,610	17,096	19,136	Total revenues and other income	2	49,189	57,155	79,593
(7,667)	(8,606)	(9,486)	Purchases [net of inventory variation]		(22,928)	(28,695)	(38,516)
(2,732)	(2,281)	(2,306)	Operating expenses		(7,422)	(7,018)	(9,528)
(190)	(220)	(187)	Selling, general and administrative expenses		(642)	(568)	(758)
(4,619)	(2,233)	(2,321)	Depreciation, amortisation and net impairment losses	6	(9,039)	(6,519)	(9,249)
(871)	(235)	(239)	Exploration expenses	6	(1,374)	(963)	(1,405)
(469)	3,521	4,597	Net operating income/(loss)	2	7,783	13,392	20,137
340	(0)	(348)	Net financial items	4	489	(1,085)	(1,263)
(129)	3,520	4,249	Income/(loss) before tax		8,272	12,307	18,874
(978)	(2,045)	(2,583)	Income tax	5	(6,191)	(8,136)	(11,335)
(1,107)	1,476	1,666	Net income/(loss)		2,081	4,171	7,538
(1,107)	1,475	1,665	Attributable to equity holders of the company		2,079	4,169	7,535
1	0	0	Attributable to non-controlling interests		2	2	3
(0.33)	0.44	0.50	Basic earnings per share (in USD)		0.62	1.25	2.27
(0.33)	0.44	0.50	Diluted earnings per share (in USD)		0.62	1.25	2.27
3,329	3,331	3,329	Weighted average number of ordinary shares outstanding (in millions)		3,330	3,325	3,326

* Audited

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters			First nine months		Full year
Q3 2019	Q2 2019	Q3 2018	(unaudited, in USD million)	2019	2018	2018 *
(1,107)	1,476	1,666	Net income/(loss)	2,081	4,171	7,538
192	53	54	Actuarial gains/(losses) on defined benefit pension plans	365	22	(110)
(49)	(11)	(13)	Income tax effect on income and expenses recognised in OCI[1]	(86)	(4)	22
142	43	41	Items that will not be reclassified to the Consolidated statement of income	279	19	(88)
(1,726)	148	(43)	Currency translation adjustments	(1,254)	(220)	(1,652)
0	0	0	Net gains/(losses) from available for sale financial assets	0	64	64
57	(15)	(5)	Share of OCI from equity accounted investments	44	(11)	(5)
(1,668)	133	(48)	Items that may be subsequently reclassified to the Consolidated statement of income	(1,210)	(167)	(1,593)
(1,526)	176	(6)	Other comprehensive income/(loss)	(930)	(148)	(1,681)
(2,633)	1,651	1,659	Total comprehensive income/(loss)	1,151	4,024	5,857
(2,633)	1,651	1,659	Attributable to the equity holders of the company	1,149	4,021	5,855
1	0	0	Attributable to non-controlling interests	2	2	3

* Audited

1) Other comprehensive income (OCI)

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	Note	At 30 September 2019	At 30 June 2019	At 31 December 2018 *	At 30 September 2018
ASSETS					
Property, plant and equipment	6	**69,954**	71,984	65,262	67,384
Intangible assets	6	**10,877**	10,976	9,672	9,880
Equity accounted investments		**1,421**	2,870	2,863	2,801
Deferred tax assets		**3,435**	3,381	3,304	2,688
Pension assets		**871**	971	831	1,158
Derivative financial instruments		**1,486**	1,405	1,032	1,003
Financial investments		**3,185**	2,873	2,455	2,609
Prepayments and financial receivables		**1,174**	1,149	1,033	1,281
Total non-current assets		**92,403**	95,609	86,452	88,804
Inventories		**2,501**	3,689	2,144	3,449
Trade and other receivables		**6,917**	7,622	8,998	10,000
Derivative financial instruments		**949**	1,491	318	249
Financial investments		**7,203**	10,160	7,041	8,623
Cash and cash equivalents		**6,838**	5,406	7,556	4,919
Total current assets		**24,408**	28,368	26,056	27,239
Assets classified as held for sale	3, 9	**297**	0	0	0
Total assets		**117,108**	123,977	112,508	116,043
EQUITY AND LIABILITIES					
Shareholders' equity		**40,983**	45,013	42,970	41,907
Non-controlling interests		**16**	18	19	23
Total equity		**40,999**	45,031	42,990	41,930
Finance debt	4, 8	**24,401**	26,262	23,264	24,173
Deferred tax liabilities		**9,731**	9,852	8,671	8,341
Pension liabilities		**3,765**	3,989	3,820	3,997
Provisions	7	**18,269**	17,900	15,952	16,540
Derivative financial instruments		**1,409**	1,144	1,207	1,061
Total non-current liabilities		**57,576**	59,147	52,914	54,113
Trade, other payables and provisions		**8,663**	9,108	8,368	10,154
Current tax payable	5	**4,115**	4,796	4,654	6,189
Finance debt		**4,375**	4,231	2,463	1,823
Dividends payable		**864**	866	766	766
Derivative financial instruments		**516**	798	352	1,068
Total current liabilities		**18,533**	19,799	16,604	20,000
Total liabilities		**76,109**	78,946	69,518	74,113
Total equity and liabilities		**117,108**	123,977	112,508	116,043

* Audited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	OCI from equity accounted investments	Share-holders' equity	Non-controlling interests	Total equity
At 31 December 2017	1,180	7,933	34,342	(3,554)	(40)	39,861	24	39,885
Net income			4,169			4,169	2	4,171
Other comprehensive income/(loss)			82	(220)	(11)	(148)		(148)
Total comprehensive income								4,024
Dividends	5	333	(2,298)			(1,960)		(1,960)
Other equity transactions		(15)	(0)			(15)	(4)	(19)
At 30 September 2018	1,185	8,251	36,296	(3,774)	(51)	41,907	23	41,930
At 31 December 2018	1,185	8,247	38,790	(5,206)	(44)	42,970	19	42,990
Net income			2,079			2,079	2	2,081
Other comprehensive income/(loss)			279	(1,254)	44	(930)		(930)
Total comprehensive income								1,151
Dividends			(2,596)			(2,596)		(2,596)
Share buy-back[1)]		(500)				(500)		(500)
Other equity transactions	0	(12)	(29)			(40)	(5)	(45)
At 30 September 2019	**1,185**	**7,735**	**38,523**	**(6,460)**	**0**	**40,983**	**16**	**40,999**

1) In September 2019 Equinor launched a USD 5 billion share buy-back programme, where the first tranche of the programme of around USD 1.5 billion has commenced and will end no later than 25 February 2020. For the first tranche Equinor has entered into an irrevocable agreement with a third party for up to USD 500 million of shares to be purchased in the market, while around USD 1.0 billion of shares from the Norwegian State will in accordance with an agreement with the Ministry of Petroleum and Energy be redeemed at the next annual general assembly in order for the Norwegian State to maintain their ownership percentage in Equinor. As of 30. September 2019 USD 106 million of the USD 500 million order has been acquired in the open market, of which USD 91 million has been settled.

   The first tranche of USD 500 million (both acquired and remaining order) has been recognised as a reduction in equity as treasury shares due to the irrevocable agreement with the third party. The remaining order of the first tranche is accrued for and classified as short-term debt. The recognition of the State's share will be deferred until the decision at the General Assembly in May 2020.

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters					First nine months		Full year
Q3 2019	Q2 2019	Q3 2018	(unaudited, in USD million)	Note	2019	2018	2018*
(129)	3,520	4,249	Income/(loss) before tax		8,272	12,307	18,874
4,619	2,233	2,321	Depreciation, amortisation and net impairment losses	6	9,039	6,519	9,249
650	4	24	Exploration expenditures written off		673	305	357
(295)	82	77	(Gains) losses on foreign currency transactions and balances	4	(201)	234	166
(851)	(135)	(104)	(Gains) losses on sales of assets and businesses	3	(994)	(106)	(648)
678	194	327	(Increase) decrease in other items related to operating activities		1,159	98	(526)
141	(321)	360	(Increase) decrease in net derivative financial instruments		(988)	1,267	409
50	63	45	Interest received		166	122	176
(226)	(131)	(93)	Interest paid		(526)	(317)	(441)
4,637	5,510	7,207	Cash flows provided by operating activities before taxes paid and working capital items		16,600	20,430	27,615
(1,447)	(2,800)	(1,887)	Taxes paid		(5,636)	(5,329)	(9,010)
990	(49)	98	(Increase) decrease in working capital		1,010	393	1,090
4,180	2,661	5,417	Cash flows provided by operating activities		11,975	15,494	19,694
(1,794)	(43)	0	Additions through business combinations[1]	3	(2,274)	(3,557)	(3,557)
(2,637)	(2,834)	(3,073)	Capital expenditures and investments		(7,504)	(8,377)	(11,367)
2,584	(923)	(2,756)	(Increase) decrease in financial investments		(801)	13	1,358
182	75	117	(Increase) decrease in derivatives financial instruments		295	171	238
0	(4)	21	(Increase) decrease in other interest bearing items		8	78	343
1,519	207	135	Proceeds from sale of assets and businesses	3	1,726	1,152	1,773
(146)	(3,521)	(5,557)	Cash flows used in investing activities		(8,549)	(10,518)	(11,212)
0	0	998	New finance debt		0	998	998
(855)	(272)	(8)	Repayment of finance debt		(1,389)	(2,119)	(2,875)
(859)	(864)	(765)	Dividend paid		(2,492)	(1,912)	(2,672)
(91)	0	0	Share buy-back[2]		(91)	0	0
(639)	728	(1,420)	Net current finance debt and other		(41)	(1,196)	(476)
(2,443)	(408)	(1,195)	Cash flows provided by (used in) financing activities		(4,012)	(4,228)	(5,024)
1,590	(1,269)	(1,335)	Net increase (decrease) in cash and cash equivalents		(587)	748	3,458
(154)	30	247	Effect of exchange rate changes on cash and cash equivalents		(153)	(219)	(292)
5,379	6,618	6,006	Cash and cash equivalents at the beginning of the period (net of overdraft)		7,556	4,390	4,390
6,816	5,379	4,919	Cash and cash equivalents at the end of the period (net of overdraft)[3]		6,816	4,919	7,556

* Audited

1) Net after cash and cash equivalents acquired.
2) For more information, see Consolidated statement of changes in equity.
3) At 30 September 2019 cash and cash equivalents included a net overdraft of USD 22 million. At 30 September 2018 and 31 December 2018 net overdraft was zero.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities
Equinor ASA, originally Den Norske Stats Oljeselskap AS and subsequently Statoil ASA, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group's (Equinor's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Equinor's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's Condensed interim financial statements for the third quarter of 2019 were authorised for issue by the board of directors on 23 October 2019.

Basis of preparation
These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2018. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Equinor`s Consolidated annual financial statements for 2018.

With effect as of 1 January 2019, Equinor made the following changes affecting the significant accounting policies:

- Implementation of IFRS 16 Leases. Reference is made to note 8 Changes in accounting policies 2019 for further information about the standard, the policy choices made by Equinor, and the IFRS 16 implementation impact.
- Change in accounting policy for recognising revenue from the production of oil and gas properties in which Equinor shares an interest with other companies. Instead of recognising revenue based on Equinor's ownership in producing fields, Equinor now recognises revenue on the basis of volumes lifted and sold to customers during the period (the sales method). This policy change was made due to the agenda decision in the IFRS Interpretations Committee (IFRIC) on the topic "Sale of output by a joint operator (IFRS 11)", which was finalised in March 2019. The impact of this change on Equinor's financial statements was not material.

There have been no other changes to the significant accounting policies in the first nine months of 2019 compared to the Consolidated annual financial statements for 2018.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Equinor's operations are managed through the following operating segments (business areas): Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The reporting segments Exploration & Production Norway (E&P Norway) and MMP consist of the business areas DPN and MMP respectively. The operating segments DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as similar long-term average gross margins, the assets' long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment "Other" due to the immateriality of these segments. The majority of the costs within the operating segments GSB, TPD and EXP are allocated to the E&P Norway, E&P International and MMP reporting segments.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the third quarter of 2019 and 2018 is presented below. The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to property, plant and equipment (PP&E), intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenue in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period's allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment.

Third quarter 2019 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	866	509	14,099	90	0	15,564
Revenues inter-segment	3,630	1,827	85	1	(5,543)	0
Net income/(loss) from equity accounted investments	2	11	4	29	0	46
Total revenues and other income	4,498	2,347	14,188	121	(5,543)	15,610
Purchases [net of inventory variation]	0	15	(13,048)	(0)	5,366	(7,667)
Operating, selling, general and administrative expenses	(817)	(745)	(1,585)	41	185	(2,922)
Depreciation, amortisation and net impairment losses	(981)	(3,149)	(311)	(177)	(0)	(4,619)
Exploration expenses	(142)	(729)	0	0	(0)	(871)
Net operating income/(loss)	2,558	(2,261)	(757)	(16)	8	(469)
Additions to PP&E, intangibles and equity accounted investments	2,920	1,919	127	111	0	5,077

Third quarter 2018 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	(130)	577	18,625	21	0	19,094
Revenues inter-segment	5,564	2,465	94	1	(8,124)	0
Net income/(loss) from equity accounted investments	32	8	(2)	4	0	42
Total revenues and other income	5,465	3,050	18,718	26	(8,124)	19,136
Purchases [net of inventory variation]	(0)	11	(17,429)	(0)	7,933	(9,486)
Operating, selling, general and administrative expenses	(781)	(822)	(1,040)	(33)	184	(2,493)
Depreciation, amortisation and net impairment losses	(1,196)	(1,016)	(92)	(17)	(0)	(2,321)
Exploration expenses	(94)	(145)	0	0	0	(239)
Net operating income/(loss)	3,393	1,078	157	(25)	(7)	4,597
Additions to PP&E, intangibles and equity accounted investments	1,326	1,074	92	135	0	2,627

First nine months 2019 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	1,026	1,630	46,149	235	0	49,040
Revenues inter-segment	12,835	6,125	312	3	(19,275)	0
Net income/(loss) from equity accounted investments	15	33	20	82	0	149
Total revenues and other income	13,876	7,787	46,481	320	(19,275)	49,189
Purchases [net of inventory variation]	1	(9)	(41,581)	(0)	18,661	(22,928)
Operating, selling, general and administrative expenses	(2,441)	(2,550)	(3,753)	103	578	(8,063)
Depreciation, amortisation and net impairment losses	(2,945)	(5,049)	(504)	(541)	0	(9,039)
Exploration expenses	(335)	(1,039)	0	0	0	(1,374)
Net operating income/(loss)	8,155	(860)	644	(120)	(36)	7,783
Additions to PP&E, intangibles and equity accounted investments	5,860	4,776	674	596	0	11,907
Balance sheet information						
Equity accounted investments	2	387	88	943	0	1,421
Non-current segment assets	33,737	37,869	4,956	4,270	0	80,831
Non-current assets, not allocated to segments						10,151
Total non-current assets						92,403

First nine months 2018 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	101	1,609	55,259	31	0	56,999
Revenues inter-segment	16,287	6,887	204	1	(23,380)	0
Net income/(loss) from equity accounted investments	51	26	11	69	0	156
Total revenues and other income	16,439	8,521	55,474	101	(23,380)	57,155
Purchases [net of inventory variation]	1	8	(51,479)	(0)	22,776	(28,695)
Operating, selling, general and administrative expenses	(2,417)	(2,224)	(3,226)	(190)	472	(7,586)
Depreciation, amortisation and net impairment losses	(3,098)	(3,250)	(118)	(53)	0	(6,519)
Exploration expenses	(254)	(709)	0	0	0	(963)
Net operating income/(loss)	10,670	2,345	651	(142)	(132)	13,392
Additions to PP&E, intangibles and equity accounted investments	5,505	6,263	257	316	0	12,340
Balance sheet information						
Equity accounted investments	1,147	235	90	1,329	0	2,801
Non-current segment assets	32,593	38,901	5,425	346	0	77,264
Non-current assets, not allocated to segments						8,739
Total non-current assets						88,804

Impairments and provision

In the third quarter of 2019 Equinor recognised net impairments of USD 2,797 million of which USD 611 million was classified as exploration expenses, mainly as a result of a downward shift in the long-term price assumptions, in particular the gas prices. For information about price assumptions see note 6 Property, plant and equipment and intangible assets.

In the E&P International segment the net impairment was USD 2,590 million of which USD 610 million was classified as exploration expenses. The major part of the impairment related to North America – unconventional onshore assets with impairment of USD 2,241 million, of which USD 608 million have been classified as exploration expenses. This impairment is due to decreased long-term price assumptions in addition to changed operational plans for certain assets. One asset in the North America - conventional offshore US Gulf of Mexico area was impaired by USD 292 million based on decreased oil recovery expectations.

In the MMP segment Hurricane Dorian resulted in damages to the South Riding Point oil terminal in Bahamas. The terminal has been impaired by USD 206 million, mainly due to repair costs and loss of revenue in the repair period.

In addition to the impairment, the MMP segment operating income/(loss) is impacted by costs to clean up oil spill and other consequences of Dorian as well as expected net costs related to an onerous transportation contract in North America. The total cost related to these two items is USD 537 million whereof the most significant part is provided for.

For further information regarding implementation of IFRS 16, see note 8 Changes in accounting policies 2019.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

Revenues from contracts with customers by geographical areas

When attributing the line item revenues third party, other revenue and other income to the country of the legal entity executing the sale for the first nine months of 2019, Norway constitutes 74% and the US constitutes 19% of such revenues. For the first nine months of 2018 the revenues to Norway and US constituted 74% and 18% respectively.

Non-current assets by country

(in USD million)	At 30 September 2019	At 30 June 2019	At 31 December 2018	At 30 September 2018
Norway	**39,994**	40,664	34,952	37,012
USA	**18,455**	19,999	19,409	19,420
Brazil	**8,669**	8,197	7,861	7,715
UK	**5,261**	5,406	4,588	4,543
Angola	**1,669**	1,743	1,874	2,111
Canada	**1,651**	1,651	1,546	1,606
Azerbaijan	**1,551**	1,497	1,452	1,452
Algeria	**930**	950	986	1,076
Other countries	**4,071**	5,722	5,128	5,130
Total non-current assets[1]	**82,252**	85,830	77,797	80,065

1) Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

Revenues from contracts with customers and other revenues

	Quarters			Full Year
(in USD million)	Q3 2019	Q2 2019	Q3 2018	2018
Crude oil	8,667	9,390	10,208	40,948
Natural gas	2,236	2,637	3,230	14,070
Refined products	2,404	2,866	3,433	13,124
Natural gas liquids	1,224	1,542	2,111	7,167
Transportation	205	163	227	1,033
Other sales	123	165	145	903
Revenues from contracts with customers	14,859	16,763	19,353	77,246
Over/Under lift			(179)	137
Taxes paid in-kind	83	105	125	865
Physically settled commodity derivatives	(610)	(306)	182	488
Gain (loss) on commodity derivatives	298	276	(520)	(216)
Other revenues	74	60	27	36
Total other revenues	(155)	134	(365)	1,309
Revenues	14,704	16,898	18,989	78,555

Equinor changed its policy for the accounting of lifting imbalances on 1 January 2019, and consequently there will be no items reported in other revenue related to over/under lift as of this date. Based on materiality considerations, comparative periods have not been restated. Reference is made to Note 1 Organisation and basis of preparation for further information.

As of 1 January 2019, Equinor also increased the level of disclosure for elements included in revenues in the Consolidated statement of income and changed the way physical settlement of commodity derivatives is presented. The changes in fair value of such contracts prior to settlement are included in gain (loss) on commodity derivatives, while the resulting impact upon physical settlement is shown separately in physically settled commodity derivatives. Actual physical deliveries made by Equinor through such contracts are included in revenue from contracts with customers at contract price. Certain reclassifications within revenues have been made to the reported periods of 2018 to ensure comparability, but there is no change to the previously reported revenues in the Consolidated statement of income.

3 Acquisitions and disposals

Acquisition of interest in Rosebank project in UK
In the first quarter of 2019 Equinor closed an agreement to acquire Chevron's 40% operated interest in the Rosebank project. A cash consideration of USD 71 million was paid on the closing date and is subject to final adjustment. The payment of the remaining consideration is subject to certain conditions being met and was reflected at fair value at the transaction date. The transaction represents an asset purchase. The fair value of the acquired exploration asset has been recognised in the Exploration & Production International (E&P International) segment.

Acquisition of 100% shares in Danske Commodities
In the first quarter of 2019 Equinor closed an agreement to acquire 100% of the shares in a Danish energy trading company Danske Commodities (DC) for a cash consideration of EUR 465 million (USD 535 million). In addition, Equinor recognised an insignificant liability for contingent consideration depending on DC's performance measured at the fair value on the transaction date. The assets and liabilities related to the acquired business have been reflected according to IFRS 3 Business Combinations. The acquisition resulted in an increase of Equinor's non-current assets of USD 13 million, current assets of USD 836 million, current liabilities of USD 749 million, and deferred tax liability of USD 2 million. The transaction has been accounted for in the Marketing, Midstream & Processing (MMP) segment and resulted in goodwill of USD 437 million reflecting the expected synergies on the acquisition and competence and access to the energy markets. Currently, both the purchase price and the purchase price allocation are preliminary.

Acquisition of offshore wind lease in USA
In the first quarter of 2019 Equinor paid a winning bid of USD 135 million in an auction for the rights to develop a wind farm within an offshore wind lease OCS-A 0520, in an area offshore the Commonwealth of Massachusetts. Upon completion the acquisition was recognised in the Other segment as an increase in the intangible assets.

Swap of interests in the Norwegian Sea and the North Sea region of the NCS
In the second quarter of 2019 Equinor and Faroe Petroleum closed a swap transaction in the Norwegian Sea and the North Sea region of the NCS with no cash effect at the effective date. The effective date of the swap transaction is 1 January 2019. The assets and liabilities related to the acquired interests have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in increased assets of USD 280 million, including goodwill of USD 82 million, and increased liabilities of USD 97 million. In the third quarter of 2019 the purchase price allocation was finalised with no significant change compared to initial recognition. A gain of USD 137 million on the divested interests has been presented in the line item other income in the Consolidated statement of income. The transactions were tax-exempt and have been accounted for in the E&P Norway segment.

Acquisition of interest in the Roncador field in Brazil
In the second quarter of 2018 Equinor closed an agreement with Petrobras to acquire a 25% interest in Roncador, an oil field in the Campos Basin in Brazil. In the second quarter of 2019 the purchase price allocation was finalised with no significant change compared to initial recognition. The transaction has been accounted for in the E&P International segment.

Acquisition and divestment of operated interest in the Carcará field in Brazil
In the second quarter of 2019 Equinor and Barra Energia ("Barra") closed an agreement for Equinor to acquire Barra's 10% interest in the BM-S-8 licence in Brazil's Santos basin. Upon closing, Equinor sold 3.5% to ExxonMobil and 3% to Galp, fully aligning interests across BM-S-8 and Carcará North. The total consideration for Barra's 10% interest was USD 415 million, and the transaction was accounted for as an asset acquisition. The total consideration for divested interests is on the same terms as the invested interest and amounts to USD 269 million. The value of the net acquired exploration assets resulted in an increase in intangible assets of USD 146 million at the date of transactions. The net cash payment from the transactions is USD 101 million. The transactions have been accounted for in the E&P International segment.

Acquisition of interest in the Caesar Tonga field in the Gulf of Mexico
In the third quarter of 2019 Equinor received governmental approval and closed a deal to acquire preferential rights to an additional 22.45% interest in the Caesar Tonga oil field from Shell Offshore Inc. The total consideration, including interim period settlement, was USD 813 million in cash. The assets and liabilities related to the acquired interests have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in increased assets of USD 850 million and increased liabilities of USD 37 million. The transaction increased Equinor's interest in the field from 23.55% to 46.00%. The transaction was recognised in the E&P International segment.

Acquisition of interest in Johan Sverdrup and divestment of Lundin shares
In the third quarter of 2019 Equinor closed a deal to divest a 16% shareholding in Lundin for a direct interest of 2.6% in the Johan Sverdrup field in addition to a cash consideration. The consideration for the Lundin shares was SEK 14,510 million (USD 1,508 million) at the closing date, while the consideration for the Johan Sverdrup interest was USD 981 million including interim period settlement.

On 5 August 2019 the divestment of the shares in Lundin was closed, and Equinor recognised a gain of USD 837 million including recycling of Other comprehensive income and a fair value adjustment of the remaining 4.9% shares (subsequent to Lundin redeeming the acquired shares). The gain on the divested interest is presented in the line item Other income in the E&P Norway segment.
After the divestment the remaining investment in Lundin will be recognised at fair value through profit and loss and classified as non-current financial investment in the balance sheet.

On 30 August 2019 the acquisition of 2.6% of Johan Sverdrup was closed. The acquired interest has been reflected in accordance with the principles of IFRS3 Business Combinations. The acquisition resulted in increased assets of USD 1,580 million, including goodwill of USD 612 million, increased deferred tax of USD 612 million and other changes of USD 13 million. The acquisition has been accounted for in the E&P Norway segment.

Both transactions were tax-exempted.

Held for sale
One equity accounted investment meets the criteria for held for sale classification and current value has been reclassified from long term to short term. For further information see note 9 Subsequent events.

4 Financial items

	Quarters			First nine months		Full year
Q3 2019	**Q2 2019**	**Q3 2018**	**(in USD million)**	**2019**	**2018**	**2018**
295	(82)	(77)	Gains (losses) on net foreign exchange	**201**	(234)	(166)
180	145	97	Interest income and other financial items	**535**	245	283
208	267	(109)	Gains (losses) on derivative financial instruments	**781**	(329)	(341)
(343)	(330)	(259)	Interest and other finance expenses	**(1,029)**	(766)	(1,040)
340	(0)	(348)	Net financial items	**489**	(1,085)	(1,263)

The line item interest income and other financial items includes expenses of USD 64 million in the first nine months and for the full year of 2018 related to implementation of IFRS 9. See note 27 Changes in accounting policies in Equinor's 2018 Annual Report and Form 20-F.

Gains (losses) on derivative financial instruments is a gain of USD 781 million in the first nine months of 2019 mainly due to decreased interest rates, compared to a loss of USD 329 million in the first nine months of 2018 mainly due to increased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 400 million has been utilised as of 30 September 2019.

5 Income taxes

Quarters				First nine months		Full year
Q3 2019	Q2 2019	Q3 2018	(in USD million)	2019	2018	2018
(129)	3,520	4,249	Income/(loss) before tax	**8,272**	12,307	18,874
(978)	(2,045)	(2,583)	Income tax expense	**(6,191)**	(8,136)	(11,335)
>(100%)	58.1%	60.8%	Effective tax rate	**74.8%**	66.1%	60.1%

The tax rate for the third quarter of 2019 and the first nine months of 2019 was primarily influenced by losses recognised in countries with unrecognised deferred tax assets partially offset by the tax exempted divestment of shares in Lundin as described in note 3 Acquisitions and disposals.

The tax rate for the third quarter of 2018 and for the first nine months of 2018 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets. This was partially offset by currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the first nine months of 2018 was also influenced by recognition of USD 350 million in previously unrecognised deferred tax assets reflected in the E&P International segment in the second quarter of 2018.

The tax rate for the full year 2018 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets, and tax exempted divestment of interest on the NCS. The tax rate was also influenced by recognition of previously unrecognised deferred tax assets of USD 910 million reflected in the E&P International segment.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2018	65,262	9,672
Implementation of IFRS 16 Leases[1)]	3,992	0
Opening balance per 1 January 2019	69,254	9,672
Additions through business combinations	2,010	1,077
Additions	9,434	1,441
Transfers	185	(185)
Disposals and reclassifications	(48)	(298)
Expensed exploration expenditures and impairment losses	-	(673)
Depreciation, amortisation and net impairment losses	(8,983)	(56)
Effect of foreign currency translation adjustments	(1,897)	(101)
Balance at 30 September 2019	69,954	10,877

1) See note 8 Changes in accounting policies 2019

Right of Use (RoU) assets are included within property, plant and equipment with a book value of USD 4,087 million per 30 September 2019. Additions to RoU assets amounts to USD 679 million. Gross depreciation of RoU assets amounts to USD 823 million in the first nine months of 2019, of which depreciation costs of USD 304 million which have been allocated to exploration and development activities, are presented net on the depreciation, amortisation and net impairment losses and additions lines in the table above.

Impairments and impairment reversals

For information on impairment losses and reversals per reporting segment see note 2 Segments.

First nine months 2019 (in USD million)	Property, plant and equipment	Intangible assets	Total
Producing and development assets	2,031	608	2,639
Other intangible assets	-	41	41
Acquisition costs related to oil and gas prospects	-	6	6
Total net impairment losses (reversals) recognised	2,031	655	2,686

The net impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets´ nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts of impairments and impairment reversals in the third quarter of 2019 were mainly based on value in use, except one asset in North America - unconventional onshore area which were impaired based on fair market value less cost of disposal.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices. Price assumptions updated in the third quarter were as follows (price assumptions for the fourth quarter of 2018 are indicated in brackets):

Year Prices in real terms 1)	2019		2025		2030	
Brent Blend (USD/bbl)	65	(63)	77	(78)	80	(82)
NBP (USD/mmBtu)	4.9	(8.0)	7.0	(8.2)	7.5	(8.2)
Henry Hub (USD/mmBtu)	2.6	(3.2)	3.1	(4.1)	3.6	(4.1)

1) Basis year 2019

The update of short-term price assumptions reflects movements in forward markets. The update of long-term price assumptions is the result of management decision after a thorough evaluation and update of key drivers in different markets, conducted during the year. Drivers include updated resource estimates, evaluation of long-run marginal costs, assumptions on energy and climate policies in relevant markets, updated demand assumptions, assumptions on price development for competing fuels, and risk premiums. As part of the internal evaluations Equinor has also benchmarked with different external evaluations.

7 Provisions, commitments, contingent liabilities and contingent assets

Equinor's estimated asset retirement obligations (ARO) have increased by USD 1,847 million compared to year end 2018, mainly due to a reduction in discount rates. Changes in ARO are reflected within property, plant and equipment and provisions in the Consolidated balance sheet.

Expected costs related to damages caused by Hurricane Dorian at the South Riding Point oil terminal in Bahamas as well as an onerous transportation contract in North America are provided for. For further information see note 2 Segments.

During the normal course of its business Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Changes in accounting policies 2019

IFRS 16 Leases
IFRS 16 Leases was implemented by Equinor on 1 January 2019. The new accounting standard covers the recognition, measurement and presentation of leases and related disclosures in the financial statements and has replaced IAS 17 Leases. IFRS 16 requires that all leases, except for short term leases and leases of low value assets are reflected in the balance sheet of a lessee as a lease liability and a right of use (RoU) asset. Equinor has implemented the standard according to the modified retrospective method with no restatement of comparable figures for 2018, which are still presented in accordance with IAS 17.

Reference is made to note 23 Implementation of IFRS 16 in Equinor's annual financial statements 2018 for a detailed description of policy choices, transition alternatives and conclusions to judgmental accounting matters made upon the implementation of the standard. There have been no changes to these elements compared to the description in the 2018 annual financial statements, and the 2018 note on Implementation of IFRS 16 Leases describes the accounting policy applied for balances and transactions in 2019.

The implementation of IFRS 16 on 1 January 2019 has increased the Consolidated balance sheet by adding lease liabilities of USD 4.2 billion and RoU assets of USD 4.0 billion. The difference between the lease liabilities and the right of use assets being recognised relates mainly to the derecognition of former onerous contract provisions which are now presented as impairment of RoU assets, and the recognition of financial sublease receivables. Equinor's equity has not been impacted from the implementation of IFRS 16. The following line items in the balance sheet have been impacted as result of the new accounting standard:

(in USD million)	At 31 December 2018	IFRS 16 Adjustments	At 1 January 2019
Property, plant and equipment	65,262	3,992	69,254
Prepayments and financial receivables	1,033	52	1,085
Total non-current assets		4,044	
Trade and other receivables	8,998	45	9,043
Total current assets		45	
Total assets		4,089	
Non-current finance debt	23,264	3,159	26,423
Provisions	15,952	(105)	15,847
Total non-current liabilities		3,054	
Trade and other payables and provisions	8,369	(34)	8,335
Current finance debt	2,463	1,069	3,532
Total current liabilities		1,035	
Total liabilities		4,089	

Note 23 Implementation of IFRS 16 Leases in the 2018 annual financial statements includes a reconciliation between the lease liabilities recognised at transition to IFRS 16 to the lease commitments reported under IAS 17 at year end 2018.

As of 1 January 2019, Equinor had incurred commitments of USD 2,116 million relating to lease contracts which had not yet commenced. These commitments will be recognised lease liabilities and RoU assets upon commencement of the lease, when Equinor obtains the right to control the use of an identified underlying asset. Of these commitments, USD 188 million commenced or were cancelled in the first nine months of 2019, USD 137 million are expected to commence later in 2019, USD 1,267 million are expected to commence in 2020 and the remainder are expected to commence between 2021 and 2024. The estimated commencement dates are subject to operational uncertainty. The duration of these lease contracts ranges from 2.5 to 8 years.

The right of use assets recognised in the opening balance per 1 January 2019 relate to leases of rigs (USD 1,212 million), vessels (USD 1,302 million), land and buildings (USD 1,537 million), storage facilities (USD 72 million) and other (USD 249 million). The figures include finance leases of USD 380 million which were previously recognised under IAS 17. Equinor mainly leases assets for operational purposes and not as a tool for financing.

The table below shows a maturity profile, based on undiscounted cash flows, for Equinor´s lease liabilities per 1 January 2019;

(in USD million)	2019	2020-2021	2022-2023	2024-2028	After 2028	Total
Lease payments	1,133	1,655	921	1,086	472	5,267

In the first nine months of 2019, Equinor recorded total lease payments of USD 948 million, of which USD 115 million were interest payments and USD 833 million were down-payments of lease liabilities. The total lease liabilities per 30 September 2019 were USD 4,383 million, presented in the balance sheet within the lines current and non-current finance debt with USD 1,145 million and USD 3,238 million respectively. The weighted average discount rate used to calculate the lease liability in the opening balance under IFRS 16 per 1 January 2019 was 3.1%.

9 Subsequent events

On 3 October 2019, Equinor entered into an agreement to sell a 25% ownership interest in the Arkona offshore wind farm to funds advised by Credit Suisse Energy Infrastructure Partners AG for a total amount of approximately EUR 500 million as of effective date. Currently Equinor holds a 50% interest in the wind farm located in the German part of the Baltic Sea, currently accounted for as investment in joint venture using the equity method. Following the transaction, Equinor will retain a 25% interest. RWE Renewables (following their takeover of E.ON Climate and Renewables) will remain the operator with a 50% interest. The interest share to be sold has been reclassified as held for sale. Upon transaction closing, which is expected in the fourth quarter of 2019, the gain will be presented in the line item other income in the Consolidated statement of income in the Other segment.

On 23 October 2019, the board of directors resolved to declare a dividend for the third quarter of 2019 of USD 0.26 per share. The Equinor share will trade ex-dividend 18 February 2020 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 19 February 2020 and payment date will be 27 February 2020.

Supplementary disclosures

Operational data

Q3 2019	Quarters Q2 2019	Q3 2018	Change Q3 on Q3	Operational data	First nine months 2019	2018	Change
				Prices			
61.9	68.8	75.3	(18%)	Average Brent oil price (USD/bbl)	**64.7**	72.1	(10%)
52.6	60.3	69.1	(24%)	E&P Norway average liquids price (USD/bbl)	**56.6**	65.8	(14%)
52.3	58.2	65.9	(21%)	E&P International average liquids price (USD/bbl)	**55.0**	63.0	(13%)
52.5	59.3	67.6	(22%)	Group average liquids price (USD/bbl) [1]	**55.8**	64.6	(14%)
465	513	557	(17%)	Group average liquids price (NOK/bbl) [1]	**486**	519	(6%)
3.96	4.22	5.48	(28%)	Transfer price natural gas (USD/mmbtu) [9]	**4.66**	5.39	(13%)
5.19	5.49	6.99	(26%)	Average invoiced gas prices - Europe (USD/mmbtu) [8]	**5.95**	6.82	(13%)
1.99	2.35	2.58	(23%)	Average invoiced gas prices - North America (USD/mmbtu) [8]	**2.51**	2.82	(11%)
5.9	4.4	6.9	(15%)	Refining reference margin (USD/bbl) [2]	**4.4**	5.7	(22%)
				Entitlement production (mboe per day)			
497	479	547	(9%)	E&P Norway entitlement liquids production	**507**	563	(10%)
448	440	458	(2%)	E&P International entitlement liquids production	**444**	427	4%
946	919	1,005	(6%)	Group entitlement liquids production	**951**	990	(4%)
570	713	688	(17%)	E&P Norway entitlement gas production	**691**	715	(3%)
230	210	202	14%	E&P International entitlement gas production	**220**	208	6%
799	923	890	(10%)	Group entitlement gas production	**911**	922	(1%)
1,745	1,842	1,895	(8%)	Total entitlement liquids and gas production [3]	**1,862**	1,912	(3%)
				Equity production (mboe per day)			
497	479	547	(9%)	E&P Norway equity liquids production	**507**	563	(10%)
564	561	586	(4%)	E&P International equity liquids production	**564**	562	0%
1,061	1,040	1,133	(6%)	Group equity liquids production	**1,071**	1,126	(5%)
570	713	688	(17%)	E&P Norway equity gas production	**691**	715	(3%)
278	259	245	13%	E&P International equity gas production	**270**	251	8%
848	972	933	(9%)	Group equity gas production	**961**	965	(0%)
1,909	2,012	2,066	(8%)	Total equity liquids and gas production [4]	**2,032**	2,091	(3%)
				MMP sales volumes			
210.2	200.3	204.1	3%	Crude oil sales volumes (mmbl)	**591.9**	633.7	(7%)
11.2	13.1	12.8	(13%)	Natural gas sales Equinor entitlement (bcm)	**38.5**	39.0	(1%)
1.3	1.6	1.3	3%	Natural gas sales third-party volumes (bcm)	**5.1**	4.0	25%

Exchange rates

Q3 2019	Quarters Q2 2019	Q3 2018	Change Q3 on Q3	Exchange rates	First nine months 2019	2018	Change
0.1129	0.1156	0.1214	(7%)	NOK/USD average daily exchange rate	0.1150	0.1245	(8%)
0.1100	0.1174	0.1223	(10%)	NOK/USD period-end exchange rate	0.1100	0.1223	(10%)
8.8573	8.6469	8.2366	8%	USD/NOK average daily exchange rate	8.6979	8.0341	8%
9.0874	8.5183	8.1777	11%	USD/NOK period-end exchange rate	9.0874	8.1777	11%
1.1118	1.1238	1.1628	(4%)	EUR/USD average daily exchange rate	1.1234	1.1934	(6%)
1.0889	1.1380	1.1576	(6%)	EUR/USD period-end exchange rate	1.0889	1.1576	(6%)

Health, safety and the environment

Twelve months average per Q3 2019	Q3 2018	Health, safety and the environment	First nine months 2019	First nine months 2018
		Injury/incident frequency		
2.5	2.8	Total recordable injury frequency (TRIF)	2.5	2.9
0.6	0.5	Serious Incident Frequency (SIF)	0.6	0.5
		Oil spills		
219	247	Accidental oil spills (number of)	164	183
106	117	Accidental oil spills (cubic metres)	81	113

Climate	First nine months 2019	Full year 2018
Upstream CO_2 intensity (kg CO_2/boe) [1]	10	9

1) Total quantity of CO_2 (carbon dioxide) released to the atmosphere from Equinor operated assets in production (kg)/Total hydrocarbon production (100%) exported for sale from Equinor operated activities (boe).

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the third quarter of 2019 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income/(loss)	**(469)**	2,558	(2,261)	(757)	(8)
Total revenues and other income	**(258)**	(818)	116	453	(9)
Changes in fair value of derivatives	**383**	(8)	-	392	-
Periodisation of inventory hedging effect	**61**	-	-	61	-
Over-/underlift	**147**	30	116	-	-
Gain/loss on sale of assets	**(849)**	(840)	-	-	(9)
Purchases [net of inventory variation]	**25**	-	-	32	(7)
Operational storage effects	**32**	-	-	32	-
Eliminations	**(7)**	-	-	-	(7)
Operating and administrative expenses	**501**	(5)	(8)	514	-
Over-/underlift	**(59)**	(5)	(54)	-	-
Provisions	**560**	-	46	514	-
Depreciation, amortisation and net impairment losses	**2,186**	-	1,980	206	-
Impairment	**2,190**	-	1,984	206	-
Reversal of Impairment	**(4)**	-	(4)	-	-
Exploration expenses	**608**	-	608	-	-
Impairment	**608**	-	608	-	-
Sum of adjustments to net operating income	**3,062**	(823)	2,697	1,205	(16)
Adjusted earnings [5]	**2,593**	1,735	435	448	(25)
Tax on adjusted earnings	**(1,516)**	(1,194)	(147)	(187)	13
Adjusted earnings after tax [5]	**1,077**	540	289	261	(13)

Items impacting net operating income in the third quarter of 2018 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income/(loss)	**4,597**	3,393	1,078	157	(32)
Total revenues and other income	**345**	-	4	341	-
Changes in fair value of derivatives	**312**	-	4	308	-
Periodisation of inventory hedging effect	**138**	-	-	138	-
Gain/loss on sale of assets	**(105)**	-	-	(105)	-
Purchases [net of inventory variation]	**(31)**	-	-	(38)	7
Operational storage effects	**(38)**	-	-	(38)	-
Eliminations	**7**	-	-	-	7
Operating and administrative expenses	**22**	-	(0)	22	-
Provisions	**22**	-	-	22	-
Depreciation, amortisation and net impairment losses	**(89)**	-	(89)	-	-
Impairment	**269**	-	269	-	-
Reversal of Impairment	**(358)**	-	(358)	-	-
Sum of adjustments to net operating income	**247**	-	(85)	324	7
Adjusted earnings [5]	**4,843**	3,393	994	481	(25)
Tax on adjusted earnings	**(2,856)**	(2,463)	(219)	(178)	5
Adjusted earnings after tax [5]	**1,988**	930	774	303	(19)

Items impacting net operating income in the first nine months of 2019 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income/(loss)	**7,783**	8,155	(860)	644	(156)
Total revenues and other income	**(1,190)**	(869)	(42)	(258)	(20)
Changes in fair value of derivatives	**(393)**	(8)	-	(384)	-
Periodisation of inventory hedging effect	**126**	-	-	126	-
Over-/underlift	**92**	117	(25)	-	-
Gain/loss on sale of assets	**(1,015)**	(977)	(17)	-	(20)
Purchases [net of inventory variation]	**(48)**	-	-	(85)	37
Operational storage effects	**(85)**	-	-	(85)	-
Eliminations	**37**	-	-	-	37
Operating and administrative expenses	**710**	19	180	510	-
Over-/underlift	**13**	(23)	37	-	-
Change in accounting policy[1)]	**123**	42	81	-	-
Gain/loss on sale of assets	**16**	-	16	-	-
Provisions	**557**	-	46	510	-
Depreciation, amortisation and net impairment losses	**2,070**	-	1,864	206	-
Impairment	**2,190**	-	1,984	206	-
Reversal of impairment	**(120)**	-	(120)	-	-
Exploration expenses	**608**	-	608	-	-
Impairment	**608**	-	608	-	-
Sum of adjustments to net operating income	**2,150**	(850)	2,610	374	16
Adjusted earnings [5]	**9,934**	7,305	1,751	1,017	(139)
Tax on adjusted earnings	**(6,195)**	(5,221)	(521)	(496)	43
Adjusted earnings after tax [5]	**3,739**	2,085	1,230	521	(97)

1) Change in accounting policy for lifting imbalances.

Items impacting net operating income in the first nine months of 2018 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income/(loss)	**13,392**	10,670	2,345	651	(275)
Total revenues and other income	**423**	(259)	(82)	764	-
Changes in fair value of derivatives	**806**	(43)	(9)	858	-
Periodisation of inventory hedging effect	**11**	-	-	11	-
Change in accounting policy[1)]	**(287)**	(216)	(71)	-	-
Gain/loss on sale of assets	**(107)**	-	(2)	(105)	-
Purchases [net of inventory variation]	**(8)**	-	-	(140)	132
Operational storage effects	**(140)**	-	-	(140)	-
Eliminations	**132**	-	-	-	132
Operating and administrative expenses	**118**	1	(1)	118	-
Other adjustments	**1**	1	-	-	-
Gain/loss on sale of assets	**(1)**	-	(1)	-	-
Provisions	**118**	-	-	118	-
Depreciation, amortisation and net impairment losses	**(605)**	(604)	154	(155)	-
Impairment	**794**	-	794	-	-
Reversal of impairment	**(1,399)**	(604)	(640)	(155)	-
Exploration expenses	**251**	7	244	-	-
Impairment	**251**	7	244	-	-
Sum of adjustments to net operating income	**180**	(855)	316	587	132
Adjusted earnings [5]	**13,571**	9,815	2,661	1,237	(142)
Tax on adjusted earnings	**(8,416)**	(7,103)	(710)	(532)	(70)
Adjusted earnings after tax [5]	**5,156**	2,712	1,952	705	(213)

1) Change in accounting policy for lifting imbalances.

Items impacting net operating income in the second quarter of 2019 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income/(loss)	**3,521**	2,478	685	216	141
Total revenues and other income	**(221)**	(185)	(31)	(5)	-
Changes in fair value of derivatives	**1**	-	-	1	-
Periodisation of inventory hedging effect	**(6)**	-	-	(6)	-
Over-/underlift	**(61)**	(48)	(13)	-	-
Gain/loss on sale of assets	**(155)**	(137)	(17)	-	-
Purchases [net of inventory variation]	**(186)**	-	-	13	(199)
Operational storage effects	**13**	-	-	13	-
Eliminations	**(199)**	-	-	-	(199)
Operating and administrative expenses	**39**	59	(5)	(14)	-
Over-/underlift	**38**	59	(22)	-	-
Gain/loss on sale of assets	**16**	-	16	-	-
Provisions	**(14)**	-	-	(14)	-
Sum of adjustments to net operating income	**(367)**	(126)	(36)	(7)	(199)
Adjusted earnings [5]	**3,153**	2,351	649	210	(57)
Tax on adjusted earnings	**(2,027)**	(1,679)	(208)	(136)	(4)
Adjusted earnings after tax [5]	**1,126**	672	442	74	(61)

Adjusted earnings after tax by segment [5]

(in USD million)	Quarters Q3 2019 Adjusted earnings	Q3 2019 Tax on adjusted earnings	Q3 2019 Adjusted earnings after tax	Q2 2019 Adjusted earnings	Q2 2019 Tax on adjusted earnings	Q2 2019 Adjusted earnings after tax	Q3 2018 Adjusted earnings	Q3 2018 Tax on adjusted earnings	Q3 2018 Adjusted earnings after tax
E&P Norway	**1,735**	**(1,194)**	**540**	2,351	(1,679)	672	3,393	(2,463)	930
E&P International	**435**	**(147)**	**289**	649	(208)	442	994	(219)	774
MMP	**448**	**(187)**	**261**	210	(136)	74	481	(178)	303
Other	**(26)**	**13**	**(13)**	(57)	(4)	(61)	(25)	5	(19)
Total Equinor consolidation	**2,593**	**(1,516)**	**1,077**	3,153	(2,027)	1,126	4,843	(2,856)	1,988
Effective tax rates on adjusted earnings			**58.5%**			64.3%			59.0%

(in USD million)	First nine months 2019 Adjusted earnings	2019 Tax on adjusted earnings	2019 Adjusted earnings after tax	2018 Adjusted earnings	2018 Tax on adjusted earnings	2018 Adjusted earnings after tax
E&P Norway	**7,305**	**(5,221)**	**2,085**	9,815	(7,103)	2,712
E&P International	**1,751**	**(521)**	**1,230**	2,661	(710)	1,952
MMP	**1,017**	**(496)**	**521**	1,237	(532)	705
Other	**(140)**	**43**	**(97)**	(142)	(70)	(213)
Total Equinor consolidation	**9,934**	**(6,195)**	**3,739**	13,571	(8,416)	5,156
Effective tax rates on adjusted earnings			**62.4%**			62.0%

Reconciliation of adjusted earnings after tax to net income

Quarters Q3 2019	Q2 2019	Q3 2018	Reconciliation of adjusted earnings after tax to net income (in USD million)		First nine months 2019	2018
(469)	3,521	4,597	Net operating income (NOI)	A	**7,783**	13,392
1,174	2,018	2,689	Income tax less tax on net financial items	B	**6,353**	8,500
(1,642)	1,502	1,908	NOI after tax	C = A-B	**1,430**	4,892
3,062	(367)	247	Items impacting[1)]	D	**2,150**	180
342	9	167	Tax on items impacting net operating income	E	**(158)**	(85)
1,077	1,126	1,988	Adjusted earnings after tax [5]	F = C+D-E	**3,739**	5,156
340	(0)	(348)	Net financial items	G	**489**	(1,085)
196	(26)	106	Tax on net financial items	H	**162**	364
(1,107)	1,476	1,666	Net income	I = C+G+H	**2,081**	4,171

2) For items impacting, see Reconciliation of net operating income to adjusted earnings in the Supplementary disclosures.

Adjusted earnings Marketing, Midstream & Processing (MMP) break down

Q3 2019	Quarters Q2 2019	Q3 2018	Change Q3 on Q3	Adjusted earnings break down (in USD million)	First nine months 2019	2018	Change
194	138	247	(21%)	Natural Gas Europe	539	689	(22%)
(33)	(29)	(6)	>(100%)	Natural Gas US	(63)	79	N/A
253	74	129	96%	Liquids	443	202	>100%
33	27	112	(70%)	Other	98	267	(63%)
448	210	481	(7%)	Adjusted earnings MMP	1,017	1,237	(18%)

Adjusted exploration expenses

Q3 2019	Quarters Q2 2019	Q3 2018	Change Q3 on Q3	Adjusted exploration expenses (in USD million)	First nine months 2019	2018	Change
179	137	135	33%	E&P Norway exploration expenditures	**437**	340	29%
243	218	182	34%	E&P International exploration expenditures	**669**	570	17%
422	355	316	33%[1]	Group exploration expenditures	**1,106**	910	22%[2]
39	4	24	60%	Expensed, previously capitalised exploration expenditures	**59**	52	14%
(201)	(124)	(102)	98%	Capitalised share of current period's exploration activity	**(405)**	(251)	61%
611	0	0	>100%	Impairment (reversal of impairment)	**614**	253	>100%
871	235	239	>100%	Exploration expenses according to IFRS	**1,374**	963	43%
(608)	-	-	N/A	Items impacting NOI[3]	**(608)**	(251)	>100%
263	235	239	10%	Adjusted exploration expenses	**766**	712	8%

1) 21 wells with activity with 11 completed in the third quarter of 2019 compared to 13 wells with 5 completed in the third quarter of 2018.
2) 42 wells with activity with 32 wells completed in the first nine months of 2019 compared to 23 wells with 15 completed in the first nine months of 2018.
3) For items impacting NOI, see Reconciliation of net operating income to adjusted earnings in the Supplementary disclosures.

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 30 September 2019	At 30 June 2019	At 30 September 2018	At 31 December 2018
Shareholders' equity		**40,983**	45,013	41,907	42,970
Non-controlling interests		**16**	18	23	19
Total equity	A	**40,999**	45,031	41,930	42,990
Current finance debt		**4,375**	4,231	1,823	2,463
Non-current finance debt		**24,401**	26,262	24,173	23,264
Gross interest-bearing debt	B	**28,776**	30,493	25,996	25,727
Cash and cash equivalents		**6,838**	5,406	4,919	7,556
Current financial investments		**7,203**	10,160	8,623	7,041
Cash and cash equivalents and financial investment	C	**14,041**	15,566	13,541	14,597
Net interest-bearing debt [10]	B1 = B-C	**14,735**	14,927	12,455	11,130
Other interest-bearing elements 1)		**878**	835	1,313	1,261
Marketing instruction adjustment 2)		**-**	-	(151)	(146)
Normalisation for cash-build up before tax payment (50% of Tax Payment) 3)		**670**	-	866	-
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5]	B2	**16,283**	15,761	14,483	12,246
Lease liabilities		**4,383**	4,592	-	-
Net interest-bearing debt adjusted [5]	B3	**11,899**	11,169	14,483	12,246
Calculation of capital employed [5]					
Capital employed	A+B1	**55,734**	59,958	54,385	54,120
Capital employed adjusted, including lease liabilities	A+B2	**57,282**	60,793	56,413	55,235
Capital employed adjusted 4)	A+B3	**52,898**	56,201	56,413	55,235
Calculated net debt to capital employed [5]					
Net debt to capital employed	(B1)/(A+B1)	**26.4%**	24.9%	22.9%	20.6%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	**28.4%**	25.9%	-	-
Net debt to capital employed adjusted 4)	(B3)/(A+B3)	**22.5%**	19.9%	25.7%	22.2%

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.
2) Adjustment to gross interest-bearing debt due to the Norwegian state`s financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Equinor's Consolidated balance sheet. Following implementation of IFRS 16 this will not be adjusted for. In the calculation of "Net debt to capital employed adjusted," the adjustment for lease liabilities includes this element.
3) Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.
4) Following implementation of IFRS16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers presented in this table include finance lease according to IAS17, adjusted for marketing instruction agreement, which in total represent 0.4%-point of the Net debt to capital employed by 30 September 2019. "Net debt to capital employed adjusted" based on similar adjustments as for 31 December 2018 is 23.0% by 30 September 2019.

Net adjusted financial items 2019

Net adjusted financial items in the third quarter of 2019 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	180	295	208	(343)	340	196	536
Foreign exchange (FX) impacts (incl. derivatives)	2	(295)	-	-	(293)	-	-
Interest rate (IR) derivatives	-	-	(208)	-	(208)	-	-
Fair value adjustment financial investments and other	(20)	-	-	-	(20)	-	-
Adjusted financial items	161	0	0	(343)	(182)	196	14

Net adjusted financial items 2018

Net adjusted financial items in the third quarter of 2018 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	97	(77)	(109)	(259)	(348)	106	(242)
Foreign exchange (FX) impacts (incl. derivatives)	(2)	77	-	-	75	-	-
Interest rate (IR) derivatives	-	-	109	-	109	-	-
Fair value adjustment financial investment	16	-	-	-	16	-	-
Adjusted financial items excluding FX and IR derivatives	111	-	-	(259)	(148)	106	(42)

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:

- **Adjusted earnings** are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor´s underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor´s IFRS measures, which provides an indication of Equinor´s underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses
- **Adjusted earnings after tax** – equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor´s net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

- **Return on average capital employed after tax (ROACE)** – this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures. For a reconciliation for adjusted earnings after tax, see Reconciliation of net operating income to adjusted earnings as presented earlier in this report
- **Capital employed adjusted –** this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted
- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI
- **Net debt to capital employed**, **Net debt to capital employed adjusted, including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement
- **Organic capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed financial interim statements, amounted to USD 5.1 billion in third quarter of 2019. Organic capital expenditures are capital expenditures excluding acquisitions, capital leases and other investments with significant different cash flow pattern. In third quarter of 2019, a total of USD 2.5 billion were excluded from the organic capital expenditures. Among items

excluded from the organic capital expenditure were the acquisition of interest in Johan Sverdrup and interest in the Caesar Tonga field in the Gulf of Mexico resulting in organic capital expenditure of USD 2.6 billion.
- **Free cash flow for the third quarter 2019** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 4.6 billion), taxes paid (negative USD 1.5 billion), cash used in business combinations (negative USD 1.8 billion), capital expenditures and investments (negative USD 2.6 billion), (increase) decrease in other items interest bearing (USD 0.0 billion), proceeds from sale of assets and businesses (USD 1.5 billion), dividend paid (negative USD 0.9 billion) and share buy-back (negative USD 0.1 billion), resulting in a free cash flow of negative USD 0.7 billion in third quarter of 2019
- **Free cash flow for the first nine months of 2019** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 16.6 billion), taxes paid (negative USD 5.6 billion), cash used in business combinations (negative USD 2.3 billion), capital expenditures and investments (negative USD 7.5 billion), (increase) decrease in other items interest bearing (USD 0.0 billion), proceeds from sale of assets and businesses (1.7 billion), dividend paid (negative USD 2.5 billion) and share buy-back (negative USD 0.1 billion), resulting in a free cash flow of USD 0.3 billion in the first nine months of 2019

Adjusted earnings adjust for the following items:

- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period
- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made
- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers. Following the first quarter of 2019, Equinor changed the accounting policy for lifting imbalances. Adjusted earnings now include the over/underlift adjustment
- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold
- **Internal unrealised profit on inventories:** Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income. Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2018 Annual Report and Form 20-F.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "believe", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims and expectations with respect to Equinor's start-up of projects through 2025; intentions regarding the wind business and development as a broad energy company; market outlook and future economic projections and assumptions; production growth in 2020 and towards 2025 and production guidance for 2019, including plans and expectations to deliver 200,000 barrels per day from Trestakk, Utgard, Snefrid Nord, Mariner and Johan Sverdrup in 2020; CAGR for the period 2019 - 2025; organic capital expenditures for 2019; intention to mature its portfolio; estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of its peer group; scheduled maintenance activity and the effects on equity production thereof; expected dividend payments and dividend subscription price; share buy-back programme, including expectations regarding the timing and amount to be purchased using the remaining part of the first tranche of the programme, and the redemption of the Norwegian State's shares; clean-up costs relating to the damage caused to the South Riding Point oil terminal by Hurricane Dorian; expected lease commitments through 2024; planned and announced acquisitions and divestments, including the timing and impact thereof, including the acquisition of 100% of the shares of Danske Commodities and the share-sale transaction with Lundin.

You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; labour relations and industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission (and section 2.11 Risk review - Risk factors thereof). Equinor's 2018 Annual Report and Form 20-F is available at Equinor's website www.equinor.com. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

END NOTES

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
2. The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.
3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.
4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.
5. These are **non-GAAP figures.** See "Use and reconciliation of non-GAAP financial measures" in the report for more details.
6. Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures are refunded by the State. All transactions are considered priced on an arm's-length basis.
7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.
8. The group's **average invoiced gas prices** include volumes sold by the MMP segment.
9. The internal **transfer price** paid from MMP to E&P Norway.
10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.